KRAFT HEINZ FOODS COMPANY

THE KRAFT HEINZ COMPANY

1 PPG Place

Pittsburgh, Pennsylvania 15222

July 15, 2016

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

FAX: (202) 772-9202

Re:	Kraft Heinz Foods Company and The Kraft Heinz Company (the “Registrants”) Registration Statement on Form S-4 (SEC File No. 333-212423) Originally Filed on July 7, 2016

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), the Registrants hereby request acceleration of the effective date of their Registration Statement on Form S-4, as amended, with respect to themselves of the securities specified therein (SEC File No. 333-212423) (the “Registration Statement”) to 4:00 p.m., Eastern time, on July 19, 2016 or as soon as practicable thereafter.

The Registrants hereby acknowledge their responsibilities under the Act and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrants hereby further acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Joshua Korff or Michael Kim of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4943 or (212) 446-4746, respectively, as soon as the Registration Statement has been declared effective.

Very truly yours,

KRAFT HEINZ FOODS COMPANY

By:	/s/ James Liu

Name:	James Liu
Title:	Treasurer

THE KRAFT HEINZ COMPANY

By:	/s/ James Savina

Name:	James Savina
Title:	Senior Vice President, Global General Counsel and Corporate Secretary